02022330

UNITED STATES
[...]AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42974

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
JUN 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 30, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Titus Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17774 Preston Rd.
(No. and Street)

Dallas	TX	75252
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Stapleton (972)-732-6510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dance, Hinckley & Co.,LLP
(Name — if individual, state last, first, middle name)

2300 Highland Village Rd. #650	Highland Village	TX	75077
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Stapleton, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Titus Financial, Inc., as June 26, 2002, are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

____

____

____

Bill Stapleton
Signature

C.E.O.
Title

Lee Ann Starr
Notary Public

LEE ANN STARR
NOTARY PUBLIC
State of Texas
Comm. Exp. 07-19-2003
NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of [illegible] Cash Flow.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TITUS FINANCIAL, INC.
REPORT ON INTERNAL ACCOUNTING CONTROL
MARCH 31, 2002

DANCE, HINCKLEY & CO., LLP

A Limited Liability Partnership
CERTIFIED PUBLIC ACCOUNTANTS
2300 Highland Village Rd.
Suite 650
Highland Village, Texas 75077

Phone: 972-317-9575
Fax: 972-966-0142

To the Board of Directors and Stockholder
of Titus Financial, Inc.

We have audited the accompanying statement of financial condition of Titus Financial, Inc., as of March 31, 2002 and 2001, and the related statements of loss, changes in liabilities subordinated to creditors, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titus Financial, Inc., as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities Exchange Act of 1934, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Hinckley & Co.

Highland Village, Texas
May 30, 2002

TITUS FINANCIAL, INC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 16,478	$ 12,045
Accounts Receivable, affiliate	3,392	6,900
Prepaid registration fees	450	675
TOTAL ASSETS	$ 20,321	$ 19,621
LIABILITIES AND STOCKHOLDER EQUITY		
Liabilities:		
Accounts payable - trade	$ 7,600	$ 6,900
Total liabilities	7,600	6,900
Stockholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	53,983	53,983
Retained earnings	(41,262)	(41,262)
Total stockholder equity	12,721	12,721
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 20,321	$ 19,621

The accompanying notes are an integral part of these financial statements

TITUS FINANCIAL, INC.
STATEMENT OF LOSS
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUES (Note 3):		
Commissions	$ -	$ -
Other revenue	6,352	4,871
Total revenue	6,352	4,871
ADMINISTRATIVE AND GENERAL EXPENSES:		
Other expenses	5,016	4,269
Registration expense	1,336	1,585
Total operating expenses	6,352	5,854
INCOME BEFORE INCOME TAXES	-	(983)
PROVISION FOR INCOME TAXES (Note 4)	-	-
NET INCOME	$ -	$ (983)

The accompanying notes are an integral part of these financial statements

TITUS FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Retained Earnings	Totals
BALANCE, MARCH 31, 2000	$ 53,983	$ (40,279)	$ 13,704
Capital contribution	-	-	-
Cash distributions	-	-	-
Net income	-	(983)	(983)
BALANCE, MARCH 31, 2000	53,983	(41,262)	12,721
Capital contribution	-	-	-
Cash distributions	-	-	-
Net income	-	-	0
BALANCE, MARCH 31, 2001	$ 53,983	$ (41,262)	$ 12,721

TITUS FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities -		
Net income (loss)	$ -	$ (983)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable - affiliate	3,508	(3,600)
Accounts payable-trade	700	3,600
Prepaid registration fees	225	1,801
Net cash provided by operating activities	4,433	1,801
Net change in cash	4,433	818
Cash provided by financing activities:		
Capital contribution	-	-
Cash distributed	-	-
Cash at the beginning of the year	12,045	11,227
Cash at end of year	$ 16,478	$ 12,045
Supplemental disclosures of cash flow information:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements

TITUS FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS
MARCH 31, 2002 AND 2001

The Company had no liabilities subordinated to creditors at March 31, 2002, nor at 2001.

The accompanying notes are an integral part of these financial statements

TITUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002 and MARCH 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Titus Financial, Inc. (the Company), a Texas Corporation, was incorporated on July 31, 1990. The name was changed effective February 13, 1998, in connection with a change in stock ownership. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

Method of accounting –

The accounts of the Company are maintained on the accrual method of accounting with transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes -

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined in the Internal Revenue Code for the years ended March 31, 2002 and 2001.

Adoption of SFSA No. 130 –

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

Certain prior years balances have been reclassified in order to conform to the current year presentation.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $8,879, which was $3,879 over the required minimum net capital of $5,000 and at March 31, 2001 net capital of $5,146, which was $146 over the minimum required.

TITUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002 and MARCH 31, 2001

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company that has common ownership. This affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

4. INCOME TAXES

At March 31, 2002 the Company has accumulated operating loss carryforwards for U.S. federal income tax purposes of $37,054, which expire 2010 to 2020. The benefit of these losses has not been reflected in these financial statements. A provision for deferred tax assets in the approximate amount of $12,600 computed at the statutory rate has not been established because of the uncertainty of realization due to the Company' past lack of profitability. This deferred tax asset has a valuation allowance of $12,600.

5. RELATED PARTY TRANSACTIONS

Most of the Company's revenue was generate from affiliated companies. These companies have common ownership. Accounts receivable due from these affiliated companies at March 31, 2002 and 2001 were $3,392 and $6,900 respectively.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
MARCH 31, 2002

TITUS FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
MARCH 31, 2002

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder equity	$	12,721
Less non-allowable assets:		3,842
Net capital		8,879
Minimum net capital required		(5,000)
Excess (deficit) net capital	$	3,879
Aggregate indebtedness to net capital:		
Accounts payable	$	7,600
Aggregate indebtedness	$	7,600
Ratio: aggregate indebtedness to net capital		.86 to 1

The difference between the above computation of net capital rule 15c3-1 and that filed with the Company's unaudited March 31, 2002 FOCUS report, as amended on May 30, 2002 is as follows:

March 31, 2002 FOCUS Report:	$	13,178
Decrease in non-allowable assets		134
Prior period adjustment		435
Decrease in income		(4,868)
March 31, 2002 Net Capital	$	8,879

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of March 31, 2002.

TITUS FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
MARCH 31, 2002 AND 2001

DANCE, HINCKLEY & CO., LLP
Certified Public Accountants
2300 Highland Village Rd., #650
Highland Village, TX 75077
972-317-9575

Board of Directors
Titus Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Titus Financial, Inc. (the Company), for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vance, Hinckley & Co.

Highland Village, Texas
May 30, 2002